KORR Value, L.P. Announces Nomination of Two Highly Qualified Candidates to Medallion Financial Board

Issues Letter to Members of Board

Expresses Deep Concerns With SEC Lawsuit Alleging Fraud Perpetrated by Medallion Financial and President Andrew Murstein to Boost Stock Price

Calls on Board to Take Immediate Steps to Protect Interests of All Shareholders

NEW YORK, Jan. 03, 2022 (GLOBE NEWSWIRE) -- KORR Value, L.P. (“KORR”), the largest unaffiliated shareholder of Medallion Financial Corp. (NASDAQ: MFIN) (“Medallion Financial” or the “Company”), owning together with its affiliates approximately 5.6% of the outstanding shares of common stock, has nominated two highly qualified director candidates for election to the Board of Directors (the “Board”) of Medallion Financial at the 2022 annual meeting of shareholders. KORR also issued a letter to the members of the Board expressing its deep concerns with a lawsuit recently filed by the Securities and Exchange Commission making alarming allegations of fraudulent schemes perpetrated by Medallion Financial and its President Andrew Murstein to boost the Company’s stock price, which prompted KORR to nominate its slate of director candidates. In the letter, KORR also lists various initiatives, including a reconstitution of the Board, that it believes are necessary to protect the interests of all shareholders.

The full text of the letter follows:

January 3, 2022

Dear Members of the Board of Directors,

KORR Value, L.P. (“KORR” or “we”) has been a long-term shareholder of Medallion Financial Corp. (“Medallion Financial” or the “Company”) since 2015 and is currently the largest unaffiliated shareholder of the Company, owning together with its affiliates approximately 5.6% of the Company’s outstanding shares of common stock.

For the past five years, we have attempted to constructively work with the Board of Directors (the “Board”) to enhance shareholder value. During a time when the popularity of ride-sharing companies like Uber and Lyft has been steadily weighing on the financial strength and prospects of the Company, we continued to maintain a long-term view of our investment and made numerous suggestions to management on ways it could preserve the remaining value of the business and potentially sell itself or its assets. Unfortunately, given the Company’s failure to take meaningful actions to preserve value or enter into a value enhancing transaction, it is apparent that our suggestions have fallen on deaf ears.

We were then shocked to learn of the Complaint filed in Federal Court by the Securities and Exchange Commission (“SEC”) on December 29, 2021 charging Medallion Financial and its President Andrew Murstein with illegally engaging in fraudulent schemes intended to boost the Company’s share price from 2014 through 2017. The details of these accusations are alarming, including, among other things, allegations that Mr. Murstein engaged in “illegal touting” by hiring a “stealth” public relations firm to promote the Company with positive posts on websites, including Huffington Post. The firm allegedly made posts using pseudonyms and without disclosing that it was being compensated by the Company to make the posts. Mr. Murstein also allegedly paid a second touter “hush money” when he was confronted by journalists about these posts.

Given the serious nature of these allegations and to protect the remaining value of the Company from further deterioration, KORR has nominated two highly qualified nominees – Andrew Fox and Philip Scala – for election to the Board at the 2022 Annual Meeting. Their biographies are set forth in the nomination letter we submitted to the Company last week. We were forced to formally submit our nomination letter to preserve our right to nominate given the December 31 nomination deadline. However, we call upon the Board to immediately appoint Messrs. Fox and Scala on a voluntary basis to the Board so that the Company does not waste any time setting in motion an action plan that is designed to address the fallout precipitated by the SEC lawsuit, strategic and operational issues and lackluster corporate governance profile. Messrs. Fox and Scala would not only bring much needed expertise and oversight to the Board but a fresh and independent perspective that the Board now requires given the current circumstances.

The actions the Board should immediately undertake are as follows:

•	Andrew Murstein and Alvin Murstein (Andrew’s father) should both resign from the Board and be suspended from their executive positions with the Company without pay pending resolution of the SEC lawsuit. After resolution of the lawsuit, the Board can make an informed decision as to any executive role the Mursteins should have with the Company. While Alvin was not charged in the SEC lawsuit, his independence may be compromised and he may not be in a position to serve the best interests of the shareholders by virtue of his family relationship with Andrew.

•	Our director nominees – Messrs. Fox and Scala – should be appointed by the Board to fill the vacancies created by the resignation of the Mursteins.

•	Donald Poulton, President and CEO of Medallion Bank, should be appointed “acting” CEO of the Company. We think Donald has earned this position irrespective of the current circumstances and has credibility with shareholders.

•	Mr. Fox should be appointed Lead Independent Director.

•	David Rudnick should resign from the Board. As the father-in-law of Andrew Murstein, his independence may also be compromised.

•	A Special Committee of the Board consisting of Messrs. Fox and Scala and Chaired by Mr. Scala should be formed to investigate and respond to the SEC allegations with the assistance of independent legal counsel.

•	A Strategic Alternatives Committee of the Board consisting of Messrs. Fox, Scala and Poulton and Chaired by Mr. Fox should be formed to explore strategic alternatives for the Company, including a sale process. KORR has been contacted by a number of parties who have expressed an interest in acquiring Medallion Bank. Clearly, there is real value to the bank, which generates approximately $19 million per quarter in after tax profits.

•	The Strategic Alternatives Committee should hire a nationally recognized investment bank to assist with the strategic alternatives review and any sale process.

•	The Company should sell the taxi medallion assets in a prudent and tax-efficient manner. Now that medallion prices have stabilized, and NYC has initiated programs and partial guarantees with other lenders, we believe a sale of these assets would result in both a positive increase in cash and book value per share.

•	The Company should increase the existing share buyback program from its current $25 million to $50 million.

•	The Board should take all steps necessary to de-stagger the composition of the Board such that all directors are elected annually.

•	Consistent with our prior requests, the Company should change its name to reflect the core business since it is no longer lending to taxi medallion owners.

•	The Company should implement a plan to significantly cut costs, including consolidating the Manhattan and Newark locations and reducing headcount of non-essential staff.

Medallion Financial finds itself at a critical juncture in its existence. Each director has a fiduciary duty to ensure that the Board has the right combination of leadership, independence and expertise necessary to thoroughly and impartially investigate the SEC’s charges while protecting the interests of all shareholders and operating the business. We believe the immediate appointment of our nominees as directors and implementation of the other initiatives listed above would signal to shareholders that the Board intends to wholeheartedly discharge its fiduciary duties and that the best interests of all shareholders are being prioritized.

We stand ready to meet with any or all members of the Board to discuss further. Please call the undersigned at (855) 567-7858 as soon as possible to schedule a meeting.

Sincerely,

Kenneth Orr
KORR Value, L.P.

Investor Contact:

Kenneth Orr
(855) 567-7858

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

KORR Value, L.P., a Delaware limited partnership (“KORR Value”), together with the other participants named herein (collectively, “KORR”), intends to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of highly-qualified director nominees at the 2022 annual meeting of stockholders of Medallion Financial Corp., a Delaware corporation (the “Company”).

KORR STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

The participants in the proxy solicitation are anticipated to be KORR Value, KORR Acquisitions Group, Inc., a New York corporation (“KORR Acquisitions”), Kenneth Orr, David Orr, Jonathan Orr, Andrew S. Fox and Philip P. Scala.

As of the date hereof, KORR Value directly beneficially owns 1,223,936 shares of Common Stock, par value $0.01 per share, of the Company (the “Common Stock”), including 1,000 shares of Common Stock held in record name. As the general partner of KORR Value, KORR Acquisitions may be deemed to beneficially own the 1,223,936 shares of Common Stock directly beneficially owned by KORR Value. As the Chief Executive Officer and Chief Investment Officer of KORR Acquisitions, Mr. K. Orr may be deemed to beneficially own the 1,223,936 shares of Common Stock directly beneficially owned by KORR Value. As of the date hereof, Mr. D. Orr may be deemed to beneficially own 82,782 shares of Common Stock, including 13,000 shares of Common Stock underlying listed call options. As of the date hereof, Mr. J. Orr directly beneficially owns 90,602 shares of Common Stock. As of the date hereof, neither of Messrs. Fox or Scala own beneficially or of record any securities of the Company.